EXHIBIT 99.3

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	August 14, 2012 NR#12-10

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2012.  For complete details of the second quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

As at June 30, 2012, the Company had working capital of $13,039,336, including cash on hand of $14,653,919.  In addition, subsequent to June 30, 2012, the Company issued 537,600 common shares pursuant to the exercise of stock options between C$5.32 and C$8.80 per share for aggregate proceeds of C$3,621,042. The primary use of cash during the three and six months ended June 30, 2012 was for exploration and evaluation expenditures totaling $3,645,046 and $5,790,815 respectively (June 30, 2011: $2,250,889 and $4,317,338 respectively), and the Company also expended on its own account and through advances to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) $1,250,982 and $2,378,138 respectively (June 30, 2011: $839,238 and $1,000,013 respectively) on the Juanicipio property.

The Company’s net loss for the three and six months ended June 30, 2012 amounted to $1,803,362 and $2,557,733 respectively (June 30, 2011: net gain $37,430 and loss $1,414,152 respectively).  The 2011 net loss was reduced by the receipt of an arbitration award in the amount of $1,858,120 from the Company’s Juanicipio Joint Venture partner Fresnillo Plc. (“Fresnillo”). In the six months ended June 30, 2012, the Company also recorded a deferred income tax recovery of $840,052 (June 30, 2011: Nil) from the reversal of a deferred tax liability that was set up at December 31, 2011.

Accounts receivable at June 30, 2012 totaled $1,420,903 (2011: $2,382,428) and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at June 30, 2012 amounted to $3,554,569 (2011: $1,979,244) and are attributable primarily to accrued exploration (drilling) expenses.

OUTLOOK

Minera Juanicipio

In the six months ended June 30, 2012, Minera Juanicipio completed 13,762 metres of drilling designed to convert inferred mineral resources to indicated mineral resources on the Valdecañas Vein and delineate the high grade ore shoot emerging on the Juanicipio Vein.  Additional drilling was also targeted on the Las Venadas vein and on searching for the next vein.  Currently, eight drills continue in operation on the property.

On June 14, 2012, MAG announced the results of an updated National Instrument 43-101 ("NI 43-101") compliant Preliminary Economic Assessment for the Juanicipio Project.  The Updated Preliminary Economic Assessment was commissioned by Minera Juanicipio (owned 44% by MAG and 56% by Fresnillo) and was carried out by AMC Mining Consultants (Canada) Ltd. (the "AMC Study") (see News Release dated June 14, 2012). A National Instrument 43-101 technical report documenting the economic assessment was filed on SEDAR on July 16, 2012.  The AMC Study is expected to provide an important catalyst for Minera Juanicipio and open a pathway for the next step in its development. It is anticipated that the 2012 Minera Juanicipio budget will be reviewed and amended to reflect the recommendations in the AMC Study.

Cinco de Mayo

The Company originally expected to expend $3.5 million in 2012 at Cinco de Mayo (including Pozo Seco and Jose Manto), representing 15,000 metres of drilling targeted at delineating the mineralized corridor between Jose Manto and Cinco Ridge. As current year results have continued to demonstrate continuity of massive sulphide mineralization in the ‘Bridge Zone’ along the Jose Manto-Cinco Ridge corridor, and with the significance of hole CM12-431 and the new Pegaso Zone (see Press Release dated July 18, 2012), the Company has since revised its expectations and made plans to expend a total of $9.6 million in 2012. Actual expenditures to June 30, 2012 totaled $5,990,731 and further work in 2012 will go towards completing a Dimensional Seismic survey, further drilling, completing a first resource estimate (expected by the end of the third quarter of 2012), and the initiation of a PEA for this property.

In addition, metallurgical test work on the Pozo Seco zone has indicated that recoveries of both molybdenum and gold are sufficient to warrant the commencement of a PEA, and MAG has engaged RPA and Samuel Engineering to carry out a Preliminary Economic Assessment which will be completed early in the fourth quarter of 2012.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas, Desprendido and Juanicipio veins on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html